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TITAN MEDICAL GRANTED EUROPEAN PATENT RELATED TO SPORT
SURGICAL SYSTEM ROBOTIC INSTRUMENTS

TORONTO (June 7, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), announces the publication of European Patent No. EP2996613, titled “Articulated Tool Positioner and System Employing Same.”

The patent describes the smooth and continuously curved articulation of a robotic instrument to position and orient an end-effector in multiple degrees of freedom. The continuous curve architecture potentially provides several advantages, including facilitating a central lumen that extends through the instrument to provide an independent roll of the end-effector, and provision for a multitude of removable end-effectors. Corresponding patent applications are pending in several countries, including the U.S. and China.

“Intellectual property is the foundation of our future success and we are pleased to strengthen our proprietary position with the granting of this patent, the second issued to Titan Medical this quarter in relation to our SPORT single port robotic surgical system. The snake-like articulation of the instruments and resulting movement in orientation of the end-effector are key differentiators that we believe will position our offering competitively in the marketplace,” said David McNally, President and CEO of Titan Medical. “The next step is to nationalize the patent in specific European countries in accordance with our commercial business model, including the United Kingdom, France and Germany.”

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through to the planned commercialization of a robotic surgical system for application in MIS. Titan’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single port. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT system is designed to enable surgeons to perform a broad set of general abdominal, gynecologic, urologic and colorectal procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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